UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No. _)

American Retail Group, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 02931T106
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 900 Third Avenue, 5th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 1, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02931T106	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soledad Bayazit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,701,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,701,571
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,701,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 02931T106	13D	Page 3 of 5 Pages

Item 1.                      Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of American Retail Group, Inc., a Nevada corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is c/o Primary Capital LLC, 80 Wall Street, 5th Floor, New York, New York 10005.

Item 2.                      Identity and Background.

(a)  This Statement on Schedule 13D is filed by Ms. Soledad Bayazit, executive officer, director and shareholder of the Company (the "Reporting Person"):

(b)  The business address of the Reporting Person is c/o Primary Capital LLC, 80 Wall Street, 5th Floor, New York, New York 10005.

(c)  Ms. Soledad Bayazit is the executive officer, director and shareholder of the Company.

(d) & (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Ms. Bayazit is a U.S. citizen.

Item 3.                      Source and Amount of Funds or Other Consideration.

Effective August 19, 2011, Ms. Bayazit purchased from the holders all the outstanding 10% secured convertible notes due January 12, 2012 issued by the Company to the holders in 2010 in the aggregate principal amount of $1,201,000 for a total purchase price of $1,201,000. The notes are convertible into 171,571 shares of Common Stock at a conversion price of $7 per share. Ms. Bayazit used her personal funds to purchase the notes.

On September 1, 2011, the Company issued 20,530,000 shares of Common Stock to Ms. Bayazit in repayment of the loan of $205,300 previously extended by Ms. Bayazit to the Company.

Item 4.                      Purpose of Transaction.

Ms. Bayazit acquired 20,701,571 shares of Common Stock as described in Item 3 herein.

The Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

CUSIP No. 02931T106	13D	Page 4 of 5 Pages

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                       Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Person may be deemed to beneficially own 20,701,571 shares of Common Stock including 171,571 shares issuable upon conversion of the notes, which represent approximately 71.1% of 29,830,000 shares of Common Stock outstanding as of September 14, 2011 as reported in the Company’s quarterly report on Form 10-Q that was filed on September 14, 2011.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits.

None.

CUSIP No. 02931T106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2011

/s/ Soledad Bayazit
Soledad Bayazit